UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 23, 2017

Commission File Number: 000-26424

SSR MINING INC.

(Translation of registrant’s name into English)

#800—1055 Dunsmuir Street

PO Box 49088, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1G4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  ☐  Form 20-F ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSR Mining Inc. (Registrant)

Date: October 23, 2017	By:	Signed: “Gregory Martin”
Gregory Martin
	Title:	Chief Financial Officer

SUBMITTED HEREWITH

Exhibits

99.1	NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada

99.2	Consent of Dominic Chartier

99.3	Consent of Jeffrey Kulas

99.4	Consent of Mark Liskowich

99.5	Consent of Michael Selby

99.6	Certificate of Qualified Person—Dominic Chartier

99.7	Certificate of Qualified Person—Jeffrey Kulas

99.8	Certificate of Qualified Person—Mark Liskowich

99.9	Certificate of Qualified Person—Michael Selby